UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
David W. Brandenburg
401 North Point Road, #1002
Osprey, Florida 34229
(214) 498-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	926713 10 8

1	NAMES OF REPORTING PERSONS David W. Brandenburg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,209,717(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,375,217(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,209,717 (1)

WITH	10	SHARED DISPOSITIVE POWER

3,375,217(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,584,934

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.73%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes options to purchase 50,000 shares of Common Stock, issued on December 18, 2008 as compensation pursuant to the reporting person's appointment as a director of the Issuer (the "Director Options"). In connection with the issuance of the Director Options, the reporting person entered into a Stock Option Agreement, dated December 18, 2008 with the Issuer (the "First Stock Option Agreement") pursuant to the Issuer's 2005 Stock Incentive Plan (the "Plan") .. The Director Options under the First Stock Option Agreement vested in full on December 18, 2009 and have an exercise price of $0.315 per share. Includes additional Director Options to purchase 25,000 shares of Common Stock, issued on April 1, 2010, pursuant to that certain Stock Option Agreement, dated April 1, 2010 with the Issuer (the "Second Stock Option Agreement"). The Directors Options under the Second Stock Option Agreement vest on April 1, 2011 and have an exercise price of $0.17. Copies of the First Stock Option Agreement, Second Stock Option Agreement and the Plan have been filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.4 to this Amendment No. 1 (defined below), respectively, and are incorporated herein by reference.
(2) Includes 2,440,500 shares of Common stock held jointly by Mr. Brandenburg and his spouse and 934,717 shares of Common Stock held by his spouse directly.
(3) Based upon 36,065,471 shares of Common Stock, as reported in the Issuer's Form 10-Q for quarterly period ended September 30, 2010, plus an additional 2,950,847 shares of Common Stock issued pursuant to the Issuer's December 30, 2010 private placement.

CUSIP No.	926713 10 8
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend the Schedule 13D relating to the common stock, par value $0.0001 per share (“Common Stock”), of ViewCast.com, Inc., a Delaware corporation (the “Issuer”), filed with the Commission by the reporting person on November 26, 2008 (the “Schedule 13D”). This Amendment No. 1 is being filed to amend and supplement the Schedule 13D to disclose: (i) additional purchases of Common Stock made by the reporting person and his spouse and (ii) the grant of certain options to purchase shares of Common Stock, pursuant to the reporting person’s service as a director of the Issuer, which have subsequently vested since the reporting person filed the Schedule 13D. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby supplemented by inserting the following paragraphs at the end of such Item:
Shares held by the reporting person and his spouse were acquired through personal funds except for the Director Options, which have been granted to the reporting person as a director of the Issuer.
On September 9, 2009, the reporting person directly acquired 280,500 shares of Common Stock. In addition, the reporting person and his spouse indirectly acquired 146,000 and 73,500 shares of Common Stock, respectively, through their respective Individual Retirement Accounts (“IRA”). The shares of Common Stock were purchased for $0.20 per share for an aggregate purchase price of $100,000.
On April 5, 2010, the reporting person acquired 475,000 shares of Common Stock at a price of $0.18 per share for an aggregate purchase price of $38,000.
On April 15, 2010, the reporting person acquired 110,000 shares of Common Stock at a price of $0.2559 per share for an aggregate purchase price of approximately $28,150.
On April 20, 2010 and April 21, 2010, the reporting person’s spouse acquired 107,900 and 10,000 shares of Common Stock, respectively, at a price of $0.24 per share for an aggregate purchase price of approximately $28,300.
On April 23, 2010, the reporting person’s spouse acquired 5,000 shares of Common Stock at a price of $0.24 per share for an aggregate purchase price of $1,200.
On April 27, 2010, the reporting person directly acquired 40,349 shares of Common Stock. In addition, the reporting person’s spouse acquired 71,100 shares of Common Stock. The shares of Common Stock were acquired at a price per share of $0.28 for an aggregate purchase price of $31,206. On April 29, 2010, the reporting person directly acquired 64,551 shares of Common Stock. In addition, the reporting person’s spouse acquired 6,000 shares of Common Stock. The shares of Common Stock were purchased for $0.30 per share for an aggregate purchase price of $21,165.
On June 1, 2010, the reporting person acquired 30,000 shares of Common Stock at a price of $0.25 per share for an aggregate purchase price of $7,500.
On June 4, 2010, the reporting person acquired 25,100 shares of Common Stock at a price of $0.25 per share for an aggregate purchase price of $6,275.
On June 9, 2010, the reporting person acquired 7,000 shares of Common Stock at a price of $0.25 per share for an aggregate purchase price of $1,750.
On June 15, 2010 and June 18, 2010, the reporting person acquire 5,000 and 78,000 shares of Common Stock at a price of $0.25 and $0.284 per share, respectively, for an aggregate purchase price of $23,402.

CUSIP No.	926713 10 8
On December 30, 2010, the reporting person and his spouse entered into separate subscription agreements (the “Subscription Agreements,” and each individually, a “Subscription Agreement”) for the purchase of shares of Common Stock, pursuant to which the reporting person and his spouse, though their respective Roth IRAs, each purchased 534,717 shares of Common Stock at a price of $0.25247 per share, and a combined aggregate purchase price of $260,000. A copy of the Subscription Agreements have been filed as Exhibit 99.5 and Exhibit 99.6 to this Amendment No. 1, respectively, and are incorporated herein by reference
The shares of Common Stock acquired pursuant to the transactions described above were acquired with personal funds through various accounts, some of which have margin capabilities. Among other things, the reporting person may use these accounts to buy and sell securities, some on temporary margin. Since other securities, investments and funds used for expenses are held in these accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the shares of Common Stock.

Item 4.	Source and Amount of Funds or Other Consideration.
Item 4 of the Schedule 13D is hereby amended and restated in their entirety as follows:
The foregoing acquisitions were made for investment purposes. The reporting persons does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. The reporting person currently serves as a director of the Issuer. In his capacity as a director, he will participate in, and has the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer’s capitalization, business or corporate structure.
Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the reporting person may also acquire additional shares, or sell all or part of his shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of his general investment policies, or other factors, the reporting person may formulate other purposes, plans or proposals regarding the Issuer or the shares. The foregoing is subject to change at any time, and there can be no assurance that the reporting person will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:
(a) The aggregate number and percentage of the Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover pages hereto and includes Director Options to purchase 50,000 and 25,000 shares of Common Stock as compensation for the reporting person’s service as a director of the Issuer. The Director Options issued December 18, 2008 to purchase 50,000 shares of Common Stock became fully vested and exercisable on December 18, 2009 and have an exercise price of $0.315 per share. The Director Options issued April 1, 2010 to purchase 25,000 shares of Common Stock will become fully vested and exercisable on April 1, 2011 and have an exercise price of $0.17 per share.
Of the Shares beneficially owned by the reporting person, 2,440,500 shares are held jointly by the reporting person and his spouse, Diana L. Brandenburg, and 934,717 shares are owned by Mrs. Brandenburg directly. Mrs. Brandenburg resides at 401 North Point Road, #1002, Osprey, Florida 34229. Mrs. Brandenburg currently serves as a philanthropist and private investor. During the last five years, Mrs. Brandenburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, during the past five years, Mrs. Brandenburg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Brandenburg is a citizen of the United States.

CUSIP No.	926713 10 8
(b)	(i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.
The discussion of the reporting person’s spouse in Item 5(a) above is incorporated herein by reference.
(c) Except as set forth below, there have been no transactions in the Common Stock by the reporting person during the 60-day period prior to the date of this filing: as described above, on December 30, 2010, the reporting person and his spouse entered into the Subscription Agreements for the purchase of shares of Common Stock, pursuant to which the reporting person and his spouse, though their respective Roth IRAs, each purchased 534,717 shares of Common Stock at a price of $0.25247 per share, and a combined aggregate purchase price of $260,000. As noted above, copies of the Subscription Agreements have been filed as Exhibit 99.5 and Exhibit 99.6 to this Amendment No. 1, respectively, and each is incorporated herein by reference.
(d) The reporting person’s spouse has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of 934,717 of the shares of the Issuer’s Common Stock reported in this Schedule.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is amended and restated in its entirety as follows:
The reporting person is a director of the Issuer. As of the date hereof, the reporting person has the right to acquire up to 50,000 shares upon exercise of stock options granted pursuant to the First Stock Option Agreement under the Plan. As noted above, copies of the First Stock Option Agreement and Plan have been filed as Exhibit 99.1 and Exhibit 99.4 to this Amendment No. 1, respectively, and are incorporated herein by reference. On April 1, 2010, the reporting person was issued additional Director Options to purchase 25,000 shares of Common Stock pursuant to the Second Stock Option Agreement. The options vest on April 1, 2011 and have an exercise price of $0.17. A copy of the Second Stock Option Agreement has been filed as Exhibit 99.2 to this Amendment No. 1 and is incorporated herein by reference. In addition, on October 21, 2010, the reporting person was issued Director Options to purchase 25,000 shares of Common Stock pursuant to that certain Stock Option Agreement, dated October 21, 2010, with the Issuer (the “Third Stock Option Agreement”). The options vest on October 21, 2011 and have an exercise price of $0.235. A copy of the Third Stock Option Agreement has been filed as Exhibit 99.3 to this Amendment No. 1 and is incorporated herein by reference.
On December 30, 2010, as described in Item 3 above, the reporting person and his spouse entered into the Subscription Agreements for the purchase of shares of Common Stock, pursuant to which the reporting person and his spouse, though their respective Roth IRAs, each purchased 534,717 shares of Common Stock at a price of $0.25247 per share, and a combined aggregate purchase price of $260,000. As noted above, copies of the Subscription Agreements have been filed as Exhibit 99.5 and Exhibit 99.6 to this Amendment No. 1, and each is incorporated herein by reference.
Except as otherwise described herein, the reporting person has no legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.

CUSIP No.	926713 10 8

Item 7.	Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit No.	Description of Exhibit
99.1	Stock Option Agreement, dated December 18, 2008, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.2	Stock Option Agreement, dated April 1, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.3	Stock Option Agreement, dated October 21, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.4
ViewCast.com, Inc. 2005 Stock Incentive Plan, (previously filed as Exhibit A to the Proxy Statement on Schedule 14A filed on September 9, 2005, File No. 000-29020, and incorporated herein by reference).

99.5
Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 10.6 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference)

99.6
Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and Diana L. Brandenburg (previously filed as Exhibit 10.5 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference).

CUSIP No.	926713 10 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2011	DAVID W. BRANDENBURG
	By:	/s/ David W. Brandenburg
David W. Brandenburg

CUSIP No.	926713 10 8

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Stock Option Agreement, dated December 18, 2008, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.2	Stock Option Agreement, dated April 1, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.3	Stock Option Agreement, dated October 21, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.4
ViewCast.com, Inc. 2005 Stock Incentive Plan, (previously filed as Exhibit A to the Proxy Statement on Schedule 14A filed on September 9, 2005, File No. 000-29020, and incorporated herein by reference).

99.5
Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 10.6 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference)

99.6
Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and Diana L. Brandenburg (previously filed as Exhibit 10.5 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference).